                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes      No  X
          ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the third quarterly report of 2008.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           PetroChina Company Limited



Dated: October 30, 2008                    By:    /s/ Li Huaiqi
                                                  ------------------------------
                                           Name:  Li Huaiqi
                                           Title: Company Secretary

                            (PETROCHINA LETTERHEAD)

                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
                 (A joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                  (Shanghai Stock Exchange Stock Code: 601857;
                   Hong Kong Stock Exchange Stock Code: 857)

                                  ANNOUNCEMENT
                         THIRD QUARTERLY REPORT OF 2008

(SECTION 1)  IMPORTANT NOTICE

1.1 The Board of Directors of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

1.2 This announcement has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the "Board"). No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the third quarterly results set out in this announcement.

1.3 The financial statements of the Company and its subsidiaries (the "Group") are prepared in accordance with China Accounting Standards ("CAS") and International Financial Reporting Standards ("IFRS"), respectively. The financial statements set out in this announcement have not been audited.

1.4 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this announcement.

(SECTION 2)  BASIC INFORMATION OF THE COMPANY

2.1  Summary of Accounting Data and Financial Indicators

2.1.1  Key Accounting Data and Financial Indicators Prepared under IFRS

                                                               Unit: RMB Million

                                        AS AT THE END      AS AT THE
                                               OF THE     END OF THE
                                            REPORTING      PRECEDING         CHANGES FROM THE END OF THE
ITEMS                                          PERIOD           YEAR              PRECEDING YEAR-END (%)

Total assets                                1,187,802      1,060,131                                12.0
Equity attributable to equity
holders of the Company                        797,108        733,405                                 8.7
Net assets per share
attributable to equity holders
of the Company (RMB)                             4.36           4.01                                 8.7



                                             FROM THE BEGINNING OF THE              CHANGES OVER THE SAME
                                                YEAR TO THE END OF THE       PERIOD OF THE PRECEDING YEAR
                                                      REPORTING PERIOD                                (%)

Net cash flows from operating
activities                                                     145,843                              (11.7)
Net cash flows from operating
activities per share (RMB)                                        0.80                              (13.0)

                                                FOR THREE MONTHS                FOR NINE MONTHS
                                                ENDED SEPTEMBER 30              ENDED SEPTEMBER 30
                                                 (JULY-SEPTEMBER)               (JANUARY-SEPTEMBER)

                                                                CHANGES                            CHANGES
ITEMS                                   2008        2007            (%)      2008       2007           (%)

Net profit attributable to
equity holders of the Company         39,885      30,703           29.9    93,500    112,533         (16.9)
Basic earnings per share (RMB)          0.22        0.17           29.4      0.51       0.63         (19.0)
Diluted earnings per share (RMB)        0.22        0.17           29.4      0.51       0.63         (19.0)


Return on net assets (%)                 5.0         4.8            0.2      11.7       17.7          (6.0
                                                             percentage                         percentage
                                                                 points                             points)

2.1.2  Key Accounting Data and Financial Indicators Prepared under CAS

                                                               Unit: RMB Million

                                        AS AT THE END     AS AT THE END
                                               OF THE            OF THE            CHANGES FROM THE END OF
                                            REPORTING         PRECEDING             THE PRECEDING YEAR-END
ITEMS                                          PERIOD              YEAR                                (%)


Total assets                                1,122,651           994,092                               12.9
Equity attributable to equity
holders of the Company                        734,380           677,367                                8.4
Net assets per share
attributable to equity
holders of the Company
(RMB)                                            4.01              3.70                                8.4



                                             FROM THE BEGINNING OF THE              CHANGES OVER THE SAME
                                                YEAR TO THE END OF THE       PERIOD OF THE PRECEDING YEAR
                                                      REPORTING PERIOD                                (%)


Net cash flows from operating
activities                                                    149,863                               (11.0)
Net cash flows from operating
activities per share (RMB)                                       0.82                               (12.8)

                                                                                 FROM THE BEGINNING OF THE
                                                                                    YEAR TO THE END OF THE
                                                     REPORTING PERIOD                     REPORTING PERIOD
                                                     (JULY-SEPTEMBER)                  (JANUARY-SEPTEMBER)

                                                         CHANGES OVER                         CHANGES OVER
                                                             THE SAME                             THE SAME
                                                        PERIOD OF THE                        PERIOD OF THE
                                                       PRECEDING YEAR                       PRECEDING YEAR
ITEMS                                 2008     2007               (%)     2008      2007               (%)

Net profit attributable to
equity holders of the Company       38,247   29,014              31.8   86,602   104,896             (17.4)
Basic earnings per share (RMB)        0.21     0.16              31.3     0.47      0.59             (20.3)
Diluted earnings per share (RMB)      0.21     0.16              31.3     0.47      0.59             (20.3)
                                                       0.2 percentage                      (6.2 percentage
Return on net assets (%)               5.2      5.0            points     11.8      18.0             pints)
Return on net assets after
deducting non-recurring                               (0.7 percentage                      (7.4 percentage
profit/loss items (%)                  4.4      5.1           points)     10.8      18.2            points)

                                                               Unit: RMB Million

                                                                         FROM THE BEGINNING OF THE YEAR TO
                                                                           THE END OF THE REPORTING PERIOD
NON-RECURRING PROFIT/LOSS ITEMS                                                              (PROFIT)/LOSS

Loss on disposal of non-current assets                                                               1,033
Government grants                                                                                  (13,230)
Other non-operating net income and expenses                                                          2,717
Tax effect of non-recurring profit/loss items                                                        2,603
Total                                                                                               (6,877)
                                                                                                   -------
  Of which: Non-recurring profit/loss affecting net
            profit of the Company's equity holders                                                  (7,495)
            Non-recurring profit/loss affecting
            net profit of minority interest                                                            618

2.1.3  Differences between CAS and IFRS

                                                              Unit:  RMB Million

                                                                        FOR NINE MONTHS ENDED SEPTEMBER 30

ITEMS                                                                     CAS                         IFRS

Net profit (including minority interest)                               98,679                      105,964
Equity (including minority interest)                                  785,254                      853,284
Analysis of differences                                         See appendix for details

2.2 Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period


Number of shareholders at the end of the          1,879,663 shareholders including 1,873,699 holders of A
reporting period                                  shares and 5,964 holders of H shares (including 300
                                                  holders of the American Depository Shares)

                     Top ten shareholders holding shares without selling restrictions

NAME OF SHAREHOLDERS                              QUANTITY OF TRADABLE SHARES IN        TYPE OF SHARES
                                                  POSSESSION AS AT THE END OF THE
                                                  REPORTING PERIOD (SHARE)

 1.HKSCC Nominees Limited                                          20,916,286,805             H Share

 2.China National Petroleum Corporation ("CNPC")                       62,997,000             A Share

 3.Industrial and Commercial Bank of
    China-Shanghai 50 Index ETF Securities
    Investment Fund                                                    50,049,427             A Share

 4.Bank of Communications-Yi Fang Da 50 Index
    Securities Investment Fund                                         45,712,726             A Share

 5.Bank of China-Shanghai and Shenzhen 300
    Index Jiashi Securities Investment Fund                            29,096,416             A Share

 6.China Life Insurance (Group) Company
    -Traditional-Ordinary Insurance Product                            18,926,950             A Share

 7.China Life Insurance Company
    Limited-Traditional-Ordinary Insurance
    Product-005L-CT001 Shanghai                                        18,771,597             A Share

 8.China Life Insurance Company
    Limited-Dividends-Personal
    Dividends-005L-FH002 Shanghai                                      15,519,708             A Share

 9.CSIC Finance Co. Ltd.                                               15,200,000             A Share

 10.Bank of Communications- Yi Fang Da Ke Xun
    Equity Securities Investment Fund                                  15,000,110             A Share

2.3  Review of Results of Operations

The PRC economy maintained rapid growth during the first three quarters of 2008, with an increase in GDP of 9.9%. International crude oil prices fluctuated widely due to a variety of factors. At the end of the third quarter of 2008, the financial turmoil in the United States sparked a sharp decrease in international crude oil prices. Prices of domestic chemical products were also on the decline, reflecting the impacts of increased imports and the financial turmoil. Faced with the changes in the operating environment, the Company planned in a scientific manner and responded actively, and achieved stable productions and operations and further enhanced the sustainable development of the Group. Excluding the impact resulting from policy factors such as the special levy on domestic crude oil sales and the macro-economic controls on the prices of refined products, the efficacy of the Company's operation continues to maintain at a higher level.

In respect of exploration and production, the Group carried out exploration at the key basins and focused on key exploration projects, enhanced the exploration of mature oilfields, ventured into the exploration of new oilfields actively and emphasized the use of new technologies. Significant progress was achieved and a solid foundation has been built for the growth of reserves for the whole of 2008. The Group actively adopted new methods in the exploration of oil and gas fields, realised overall discovery and development of new oilfields, and fully activated secondary recovery of mature oilfields. The Group also actively applied technologies such as horizontal drilling, organized scientific research and conducted production in the oil and gas fields in a safe, steady and orderly manner. As a result, the Group has achieved a steady growth in crude oil output and rapid growth in natural gas output. During the first three quarters of 2008, the crude oil output of the Group was 653 million barrels and the marketable natural gas output was 1,368.1 billion cubic feet, representing an increase of 2.8% and 16.3% from the same period in 2007, respectively.


Faced with changing demand in the market, the Group organised refining process and chemical production meticulously. The Group also scientifically modified refining arrangements, adopted strict cost control measures to protect against market fluctuations and placed emphasis on production safety and environmental protection. As a result, safe and steady production of the Group's refining and chemical business was achieved. In respect of the sales of refined products, the Group strived to overcome the adverse impacts resulting from domestic refined product prices being lower than those in the international markets and natural disasters including cold weather and snow storms in southern areas and earthquakes in Sichuan, performed our social responsibilities conscientiously, modified our sales structure and strengthened our operation and management. The Group has continued to enhance the level of retail sales management and the quality of services. Efforts were made to ensure steady market supply. Development and optimization of our refined products sales network were promoted actively, and marketing quality was improved. These measures further improved the operating efficiency of the Group. During the first three quarters of 2008, the Group's refineries processed 643 million barrels of crude oil, representing an increase of 5.1% from the same period in 2007, produced 55.597 million tonnes of gasoline, diesel and kerosene, representing an increase of 4.6% from the same period in 2007, and sold 70.250 million tonnes of gasoline, diesel and kerosene, representing an increase of 9.3% from the same period in 2007.

The Group further kept the production in the chemical and marketing segment under control and achieved large scale, efficient, safe and steady operation. Key technological and economic indicators improved continuously and the allocation of resources and product mix were further optimized. During the first three quarters of 2008, the Group produced 3.031 million tonnes of synthetic resin, representing an increase of 4.7% from the same period in 2007, and produced 1.982 million tonnes of ethylene, representing an increase of 4.8% from the same period in 2007.

The development of key pipeline construction projects including the Second West-East Pipeline project and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline project were on schedule. The transportation of oil and natural gas has been conducted in a safe, steady and orderly manner. Natural gas sales continue to increase rapidly.

The Group speeded up the international operations and continued to expand the scale of its international business. Oil and natural gas output from international operations continued to grow. The Group has further enhanced its international trading business and the trading volume and revenue increased rapidly.

SUMMARY OF KEY OPERATING DATA FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

                                                                                                   CHANGES
                                                                                                  OVER THE
                                                                                                      SAME
                                                                         NINE MONTHS ENDED       PERIOD OF
                                                                           SEPTEMBER 30,              2007
                OPERATING DATA                         UNIT              2008         2007             (%)

Crude oil output                                  Million barrels         652.6       634.9            2.8
Marketable natural gas output                  Billion cubic feet       1,368.1     1,176.1           16.3
Oil and natural gas equivalent output             Million barrels         880.7       831.0            6.0
Average realised price for crude oil                   USD/barrel         97.24       60.93           59.6
Average realised price for natural gas         USD/thousand cubic
                                                             feet          3.44        2.55           34.9
Processed crude oil                               Million barrels         642.5       611.4            5.1
Output of refined products                        Thousand tonnes        55,597      53,133            4.6
  Of which: Gasoline                              Thousand tonnes        17,707      16,104           10.0
            Kerosene                              Thousand tonnes         1,756       1,528           14.9
            Diesel                                Thousand tonnes        36,134      35,501            1.8
Total sales volume of refined products            Thousand tonnes        70,250      64,279            9.3
Output of key chemical products
  Ethylene                                        Thousand tonnes         1,982       1,892            4.8
  Synthetic resin                                 Thousand tonnes         3,031       2,896            4.7
  Synthetic fiber raw materials and
  polymer                                         Thousand tonnes         1,271       1,104           15.1
  Synthetic rubber                                Thousand tonnes           251         233            7.7
  Urea                                            Thousand tonnes         2,868       2,796            2.6

(SECTION 3)  SIGNIFICANT EVENTS

3.1 Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

     v Applicable        [] Inapplicable

                                                               Unit: RMB Million

                                                                         As at December 31,        Changes
Items                                 As at September 30, 2008                        2007            (%)

Accounts receivable                                     27,489                      18,419            49.2
Advances to suppliers                                   65,186                      20,386           219.8
Construction in progress                               162,676                     105,634            54.0
Deferred tax assets                                     19,090                      12,871            48.3
Short-term borrowings                                   28,466                      18,734            51.9
Advances from customers                                 16,788                      12,433            35.0
Other payables                                          42,760                      17,849           139.6
Current portion of non-current                           7,973                      11,652           (31.6)
liabilities

Items                              For nine months ended September 30,       Changes
                                        2008                2007               (%)

Operating income                       853,658            598,616              42.6
Cost of sales                         (552,395)          (347,506)             59.0
Tax and levies on operations           (98,083)           (45,680)            114.7
General and administrative             (44,319)           (33,051)             34.1
expenses
Asset impairment losses                (13,033)             2,332             658.9
Investment income                        6,145              4,123              49.0
Non-operating income                    14,725              1,864             690.0
Net profit attributable to
minority interest                       12,077              6,109              97.7
Net cash flows used for                (26,884)           (71,505)            (62.4)
financing activities


EXPLANATION OF SIGNIFICANT CHANGES:

The increase in accounts receivable was mainly due to the expansion of the scale of the Group's operations and the increase in sales income.

The increase in advances to suppliers was mainly due to increased investment expenditure and the increases in the prices of raw materials and other supplies.

The increase in construction in progress was mainly due to the implementation of projects which were within the planned annual investment of the Group.

The increase in deferred tax assets was mainly due to the provision for assets impairment recorded for this period by the Group.

The increase in short-term borrowings was mainly due to the additional loans undertaken to meet the needs of the Group's operations.

The increase in advances from customers was mainly due to more customers purchasing refined products by advance payment.

The increase in other payables was mainly due to increase in liabilities incurred during the period and increases in the accrual for safety fund.

The decrease in the current portion of non-current liabilities was mainly due to the long-term borrowings becoming due within a year being offset by the repayment of the current portion of non-current liabilities.

The increase in operating income was mainly due to increases in selling prices and increases of sales volume of major products of the Group.

The increase in cost of sales was mainly due to an increase in the purchase prices of crude oil, feedstock oil and other raw materials from external suppliers as well as an expansion in the scale of production of the Group.

The increase in tax and levies on operations was mainly due to increases in the payment of the special levy on the sale of domestic crude oil by the Group.

The increase in general and administrative expenses was mainly due to increase in the research and development expenditure incurred by the Group and increase in the provision for the employee benefit expenses resulting from pension contributions for this period.

The increase in asset impairment losses was mainly due to the recording of provision for assets impairment for this period by the Group.

The increase in investment income was mainly due to the increased income from joint controlled entities and associates.

The increase of non-operating income was mainly due to receipt of government grants as a result of the implementation of the financial support measures by the PRC government to ensure supply of crude oil and refined products in the market.

The increase in the net profit attributable to minority interest was mainly due to the increase in profit of the subsidiaries of the Company.

The decrease in net cash flows used for financing activities was mainly due to the reduction of dividends paid to the shareholders of the Company.

3.2 Significant events and their impacts as well as the analysis of and explanation for the solutions

     v Applicable        [] Inapplicable

1.   DISTRIBUTION OF INTERIM DIVIDEND FOR THE YEAR 2008

     In accordance with the Articles of Association of PetroChina Company Limited and as approved by the second meeting of the Fourth Session of the Board, the Company paid an interim dividend of RMB0.131827 per share (inclusive of tax) for the six months ended June 30, 2008 to all equity holders whose names appear on the register of members of the Company at the close of business on September 18, 2008. The aggregated cash dividends were approximately RMB 24,127 million. The interim dividend for the year 2008 was paid to the equity holders above-mentioned on October 16, 2008.


2.   INCREASE IN SHAREHOLDINGS OF THE COMPANY BY THE CONTROLLING SHAREHOLDER

     On September 22, 2008, CNPC increased its shareholdings in the Company by 60,000,000 shares via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company, either in its own name or through parties acting in concert with it, through the secondary market within 12 months from the date of this share acquisition for an aggregated amount not exceeding 2% of the total share capital of the Company (including the shares in this share acquisition) (hereinafter referred to as "Further Acquisition Plan"). Details for this share acquisition and the Further Acquisition Plan were announced on September 23, 2008 via the websites of Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited.

3.3 Status of fulfillment of commitment made by the Company, shareholders and ultimate controller

     v Applicable          [] Inapplicable

1. As at the end of the reporting period, the undertakings given by CNPC under the Restructuring Agreement and the Non-Competition Agreement entered into between CNPC and the Company both on March 10, 2000 and the 36-month share lock-up undertakings given by CNPC in connection with the initial listing of the Company's A shares on the Shanghai Stock Exchange have been performed in accordance with the manner as disclosed in the section headed "Performance of Commitments" of the 2007 annual report of the Company and the performance of the above undertakings has not been affected.

2. On September 22, 2008, CNPC increased its shareholdings in the Company by 60,000,000 shares via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to implement the Further Acquisition Plan within 12 months from the date of this share acquisition. CNPC further undertakes that it will not sell any shares it held in the Company during the period of the implementation of the Further Acquisition Plan and within the statutory period.


As at the end of the reporting period, CNPC has not violated the above undertakings.

3.4 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of the preceding year

     [] Applicable          v Inapplicable

3.5  Investments in securities

     [] Applicable          v Inapplicable

3.6 This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.




                                              By Order of the Board of Directors
                                                      PetroChina Company Limited
                                                                    Jiang Jiemin
                                                                        Chairman
                                                                Beijing, the PRC
                                                                October 29, 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

APPENDIX

A. FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF 2008 PREPARED IN ACCORDANCE WITH IFRS

1-1. CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                        Three months ended September 30
                                                             2008               2007
                                                              RMB                RMB
                                                          Million            Million

TURNOVER                                                  304,136            205,890
                                                         --------           --------
OPERATING EXPENSES
  Purchases, services and other                          (160,081)           (94,814)
  Employee compensation costs                             (14,548)           (12,238)
  Exploration expenses, including exploratory
    dry holes                                              (6,171)            (5,486)
  Depreciation, depletion and amortisation                (21,491)           (16,354)
  Selling, general and administrative expenses            (16,613)           (14,313)
  Taxes other than income taxes                           (38,232)           (19,980)
  Other income / (expenses), net                            7,721             (1,352)
                                                         --------           --------
TOTAL OPERATING EXPENSES                                 (249,415)          (164,537)
                                                         --------           --------
PROFIT FROM OPERATIONS                                     54,721             41,353
                                                         --------           --------
FINANCE COSTS
  Exchange gain                                               277                465
  Exchange loss                                              (299)              (717)
  Interest income                                             201                409
  Interest expense                                           (509)              (693)
                                                         --------           --------
TOTAL NET FINANCE COSTS                                      (330)              (536)
                                                         --------           --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY
  CONTROLLED ENTITIES                                       1,829              1,680
                                                         --------           --------
PROFIT BEFORE TAXATION                                     56,220             42,497
TAXATION                                                  (11,110)            (9,193)
                                                         --------           --------
PROFIT FOR THE PERIOD                                      45,110             33,304
                                                         ========           ========
ATTRIBUTABLE TO:
  Equity holders of the Company                            39,885             30,703
  Minority interest                                         5,225              2,601
                                                         --------           --------
                                                           45,110             33,304
                                                         ========           ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
  ATTRIBUTABLE TO EQUITY HOLDERS OF THE
  COMPANY (RMB)                                              0.22               0.17
                                                         ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

1-2. CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                         Nine months ended September 30
                                                             2008               2007
                                                              RMB                RMB
                                                          Million            Million

TURNOVER                                                  853,658            598,616
                                                         --------           --------
OPERATING EXPENSES
  Purchases, services and other                          (454,603)          (261,809)
  Employee compensation costs                             (44,959)           (34,664)
  Exploration expenses, including exploratory
    dry holes                                             (19,019)           (16,093)
  Depreciation, depletion and amortisation                (64,245)           (47,582)
  Selling, general and administrative expenses            (44,606)           (38,214)
  Taxes other than income taxes                          (104,063)           (48,764)
  Other income / (expenses), net                           10,322             (1,007)
                                                         --------           --------
TOTAL OPERATING EXPENSES                                 (721,173)          (448,133)
                                                         --------           --------
PROFIT FROM OPERATIONS                                    132,485            150,483
                                                         --------           --------
FINANCE COSTS
  Exchange gain                                             1,581              1,046
  Exchange loss                                            (2,631)            (1,640)
  Interest income                                           1,605              1,228
  Interest expense                                         (2,144)            (2,743)
                                                         --------           --------
TOTAL NET FINANCE COSTS                                    (1,589)            (2,109)
                                                         --------           --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY
   CONTROLLED ENTITIES                                      6,036              4,465
                                                         --------           --------
PROFIT BEFORE TAXATION                                    136,932            152,839
TAXATION                                                  (30,968)           (33,219)
                                                         --------           --------
PROFIT FOR THE PERIOD                                     105,964            119,620
                                                         ========           ========
ATTRIBUTABLE TO:
  Equity holders of the Company                            93,500            112,533
  Minority interest                                        12,464              7,087
                                                         --------           --------
                                                          105,964            119,620
                                                         ========           ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
  ATTRIBUTABLE TO EQUITY HOLDERS OF THE
  COMPANY (RMB)                                              0.51               0.63
                                                         ========           ========




--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

2.   CONSOLIDATED BALANCE SHEET

                                                      September 30,     December 31,
                                                               2008             2007
                                                                RMB              RMB
                                                            Million          Million


NON CURRENT ASSETS
  Property, plant and equipment                             810,882          762,882
  Investments in associates and jointly controlled
    entities                                                 30,421           26,535
  Available-for-sale financial assets                         2,127            2,581
  Advance operating lease payments                           24,798           23,417
  Intangible and other assets                                 9,362            8,488
  Time deposits with maturities over one year                 3,143            5,053
                                                            -------          -------
TOTAL NON CURRENT ASSETS                                    880,733          828,956
                                                            -------          -------

CURRENT ASSETS
  Inventories                                               110,878           88,467
  Accounts receivable                                        27,489           18,419
  Prepaid expenses and other current assets                  80,511           36,018
  Notes receivable                                            5,633            4,735
  Time deposits with maturities over three months
    but within one year                                      13,661           18,042
  Cash and cash equivalents                                  68,897           65,494
                                                            -------          -------
TOTAL CURRENT ASSETS                                        307,069          231,175
                                                            -------          -------

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                  195,416          144,353
  Income tax payable                                          2,609           11,709
  Other taxes payable                                        18,665           11,099
  Short-term borrowings                                      36,439           30,934
                                                            -------          -------
TOTAL CURRENT LIABILITIES                                   253,129          198,095
                                                            -------          -------

NET CURRENT ASSETS/(LIABILITIES)                             53,940           33,080
                                                            -------          -------
TOTAL ASSETS LESS CURRENT LIABILITIES                       934,673          862,036
                                                            =======          =======

                                                           September 30,     December 31,
                                                                    2008             2007
                                                                     RMB              RMB
                                                                 Million          Million


EQUITY
  Equity attributable to equity holders of the
    Company:
    Share capital                                                183,021          183,021
    Retained earnings                                            397,224          332,432
    Reserves                                                     216,863          217,952
                                                                 -------          -------
                                                                 797,108          733,405
  Minority interest                                               56,176           42,942
                                                                 -------          -------
TOTAL EQUITY                                                     853,284          776,347
                                                                 -------          -------
NON CURRENT LIABILITIES
  Long-term borrowings                                            35,145           39,688
  Asset retirement obligations                                    26,569           24,761
  Deferred taxation                                               18,695           20,205
  Other long-term obligations                                        980            1,035
                                                                 -------          -------
TOTAL NON CURRENT LIABILITIES                                     81,389           85,689
                                                                 -------          -------
TOTAL EQUITY AND NON CURRENT LIABILITIES                         934,673          862,036
                                                                 =======          =======



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

3.   CONSOLIDATED CASH FLOW STATEMENT

                                                                     Nine months ended September 30
                                                                          2008               2007
                                                                           RMB                RMB
                                                                       Million            Million

CASH FLOWS FROM OPERATING
  ACTIVITIES (A)                                                       145,843            165,192
                                                                      --------           --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                (125,519)           (97,489)
  Acquisition of investments in associates and jointly
    controlled entities                                                   (457)            (1,018)
  Acquisition of available-for-sale financial assets                       (11)              (310)
  Acquisition of intangible assets                                        (741)              (534)
  Acquisition of other non-current assets                               (1,137)              (763)
  Purchase of minority interest in listed subsidiaries                       -               (149)
  Purchase of minority interest in subsidiaries                           (176)               (10)
  Repayment of capital by associates and jointly controlled
    entities                                                                 -              3,628
  Proceeds from disposal of property, plant and equipment                  287                562
  Proceeds from disposal of intangible and other non-current
    assets                                                                  64                  -
  Proceeds from disposal of investments in associates and
    jointly controlled entities                                              8              1,015
  Proceeds from disposal of available-for-sale financial
    assets                                                                  51                187
  Dividends received                                                     3,434                844
  Decrease/ (Increase) in time deposits with maturities over
    three months                                                         5,905             (2,537)
                                                                      --------           --------
NET CASH USED FOR INVESTING ACTIVITIES                                (118,292)           (96,574)
                                                                      --------           --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments of short-term borrowings                                  (58,351)           (30,425)
  Repayments of long-term borrowings                                   (11,650)           (18,177)
  Dividends paid to minority interest                                   (3,065)            (1,929)
  Dividends paid to equity holders of the Company                      (28,708)           (64,517)
  Increase in short-term borrowings                                     68,533             28,256
  Increase in long-term borrowings                                       3,007             16,628
  Capital contribution from minority interest                            8,691              1,315
  Capital reduction                                                     (2,420)                 -
  Decrease in other long-term obligations                                 (160)               (83)
                                                                      --------           --------
NET CASH USED FOR FINANCING ACTIVITIES                                 (24,123)           (68,932)
                                                                      --------           --------
TRANSLATION OF FOREIGN CURRENCY                                            (25)               523
                                                                      --------           --------
  Increase in cash and cash equivalents                                  3,403                209
  Cash and cash equivalents at beginning of the period                  65,494             48,559
                                                                      --------           --------
  Cash and cash equivalents at end of the period                        68,897             48,768
                                                                      ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

(A)  CASH FLOWS FROM OPERATING ACTIVITIES

                                                                     Nine months ended September 30
                                                                          2008               2007
                                                                           RMB                RMB
                                                                       Million            Million


PROFIT FOR THE PERIOD                                                  105,964            119,620
Adjustments for:
  Taxation                                                              30,968             33,219
  Depreciation, depletion and amortisation                              64,245             47,582
  Capitalised exploratory costs charged to expense                      10,222              7,858
  Share of profit of associates and jointly controlled
    entities                                                            (6,036)            (4,465)
  Reversal of provision for impairment of receivables, net                 (25)            (2,292)
  Write down/(Reversal of write down) in inventories, net                5,046               (124)
  Impairment of available-for-sale financial assets, net                    10                  -
  Impairment of investments in associates and jointly
    controlled entities, net                                                21                  5
  Loss on disposal of property, plant and equipment                      1,326              1,574
  Loss/(Gain) on disposal of investments in associates and
    jointly controlled entities                                              3               (352)
  Gain on disposal of available-for-sale financial assets                   (7)               (94)
  Dividend income                                                         (237)               (94)
  Interest income                                                       (1,605)            (1,228)
  Interest expense                                                       2,144              2,743
Advance payments on long-term operating leases                          (2,845)            (1,945)
Changes in working capital:
  Accounts receivable and prepaid expenses and other current
    assets                                                             (37,681)           (27,612)
  Inventories                                                          (27,457)            (2,099)
  Accounts payable and accrued liabilities                              44,156             37,753
                                                                      --------           --------
CASH GENERATED FROM OPERATIONS                                         188,212            210,049
  Interest received                                                      1,586              1,267
  Interest paid                                                         (2,761)            (2,573)
  Income taxes paid                                                    (41,194)           (43,551)
                                                                      --------           --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              145,843            165,192
                                                                      ========           ========

B. FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF 2008 PREPARED IN ACCORDANCE WITH CAS

1.   CONSOLIDATED BALANCE SHEET


                                               September 30,       December 31,
                                                        2008               2007
                                                         RMB                RMB
                                                     Million            Million

ASSETS
  CURRENT ASSETS
    Cash at bank and on hand                          85,701             88,589
    Notes receivable                                   5,633              4,735
    Accounts receivable                               27,489             18,419
    Advances to suppliers                             65,186             20,386
    Interest receivable                                  128                109
    Dividends receivable                                 957                 18
    Other receivables                                 14,197             15,444
    Inventories                                      110,878             88,467
    Current portion of non-current assets                 25                 59
    Other current assets                                  18                  2
                                                   ---------          ---------
  TOTAL CURRENT ASSETS                               310,212            236,228
                                                   ---------          ---------
  NON-CURRENT ASSETS
    Available-for-sale financial assets                2,077              2,530
    Long-term equity investments                      26,924             22,686
    Fixed assets                                     239,793            247,803
    Oil and gas properties                           317,740            326,328
    Construction in progress                         162,676            105,634
    Construction materials                             8,877              6,927
    Fixed assets pending disposal                        454                287
    Intangible assets                                 21,326             20,022
    Goodwill                                             148                  -
    Long-term prepaid expenses                        12,833             12,028
    Deferred tax assets                               19,090             12,871
    Other non-current assets                             501                748
                                                   ---------          ---------
  TOTAL NON-CURRENT ASSETS                           812,439            757,864
                                                   ---------          ---------
  TOTAL ASSETS                                     1,122,651            994,092
                                                   =========          =========

                                                  September 30,     December 31,
                                                           2008             2007
                                                            RMB              RMB
                                                        Million          Million

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
    Short-term borrowings                                28,466           18,734
    Notes payable                                           884            1,143
    Accounts payable                                    131,572          104,460
    Advances from customers                              16,788           12,433
    Employee compensation payable                         9,092           11,585
    Taxes payable                                        21,274           22,808
    Interest payable                                        263              173
    Dividends payable                                       894               89
    Other payables                                       42,760           17,849
    Provisions                                              545              715
    Current portion of non-current liabilities            7,973           11,652
    Other current liabilities                                 3               13
                                                        -------          -------
  TOTAL CURRENT LIABILITIES                             260,514          201,654
                                                        -------          -------
  NON-CURRENT LIABILITIES
    Deferred income                                         183               76
    Long-term borrowings                                 30,991           35,305
    Debentures payable                                    4,154            4,383
    Long-term payables                                       55               57
    Grants payable                                          618              774
    Provisions                                           26,569           24,761
    Deferred tax liabilities                             14,189           11,883
    Other non-current liabilities                           124              128
                                                        -------          -------
  TOTAL NON-CURRENT LIABILITIES                          76,883           77,367
                                                        -------          -------
  TOTAL LIABILITIES                                     337,397          279,021
                                                        -------          -------

                                                     September 30,         December 31,
                                                              2008                 2007
                                                               RMB                  RMB
                                                           Million              Million

  SHAREHOLDERS' EQUITY
    Share capital                                          183,021              183,021
    Capital surplus                                        122,010              122,192
    Surplus reserves                                       102,696              102,696
    Undistributed profits                                  328,438              270,544
    Currency translation differences                        (1,785)              (1,086)
                                                        ----------           ----------
  EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE
    COMPANY                                                734,380              677,367
                                                        ----------           ----------
  MINORITY INTEREST                                         50,874               37,704
                                                        ----------           ----------
  TOTAL SHAREHOLDERS' EQUITY                               785,254              715,071
                                                        ----------           ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               1,122,651              994,092
                                                        ==========           ==========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

2.   COMPANY BALANCE SHEET

                                             September 30,     December 31,
                                                      2008             2007
                                                       RMB              RMB
                                                   Million          Million

ASSETS
  CURRENT ASSETS
    Cash at bank and on hand                        66,012           78,332
    Notes receivable                                 5,168            3,988
    Accounts receivable                              3,822            2,131
    Advances to suppliers                           52,031           16,086
    Interest receivable                                125              109
    Dividends receivable                                83               85
    Other receivables                               18,478           24,173
    Inventories                                     92,964           70,284
    Current portion of non-current assets               24               59
    Other current assets                                18                2
                                                   -------          -------
  TOTAL CURRENT ASSETS                             238,725          195,249
                                                   -------          -------

  NON-CURRENT ASSETS
    Available-for-sale financial assets              1,060            1,456
    Long-term equity investments                   126,993          104,691
    Fixed assets                                   192,660          199,411
    Oil and gas properties                         228,031          231,921
    Construction in progress                       129,947           85,597
    Construction materials                           7,026            5,455
    Fixed assets pending disposal                      446              282
    Intangible assets                               17,099           16,356
    Long-term prepaid expenses                      10,798            9,924
    Deferred tax assets                             13,703            9,048
                                                   -------          -------
  TOTAL NON-CURRENT ASSETS                         727,763          664,141
                                                   -------          -------
TOTAL ASSETS                                       966,488          859,390
                                                   =======          =======

                                                  September 30,     December 31,
                                                           2008             2007
                                                            RMB              RMB
                                                        Million          Million

LIABILITIES
AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
    Short-term borrowings                                38,477           17,898
    Accounts payable                                     87,333           66,877
    Advances from customers                              13,814           10,443
    Employee compensation payable                         7,728           10,751
    Taxes payable                                         2,836           13,793
    Interest payable                                        181               61
    Other payables                                       72,599           46,582
    Provisions                                               61               75
    Current portion of non-current liabilities            7,803            9,029
                                                        -------          -------
  TOTAL CURRENT LIABILITIES                             230,832          175,509
                                                        -------          -------

  NON-CURRENT LIABILITIES
    Deferred income                                         156               62
    Long-term borrowings                                 23,515           29,044
    Debentures payable                                    3,500            3,500
    Long-term payables                                       55               56
    Grants payable                                          563              710
    Provisions                                           16,441           15,307
    Deferred tax liabilities                              7,881            6,598
    Other non-current liabilities                           120              123
                                                        -------          -------
  TOTAL NON-CURRENT LIABILITIES                          52,231           55,400
                                                        -------          -------
TOTAL LIABILITIES                                       283,063          230,909
                                                        -------          -------

                                              September 30,     December 31,
                                                       2008             2007
                                                        RMB              RMB
                                                    Million          Million

  SHAREHOLDERS' EQUITY
    Share capital                                   183,021          183,021
    Capital surplus                                 125,678          125,848
    Surplus reserves                                 91,596           91,596
    Undistributed profits                           283,130          228,016
                                                    -------          -------
  TOTAL SHAREHOLDERS' EQUITY                        683,425          628,481
                                                    -------          -------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                966,488          859,390
                                                    =======          =======



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

3-1. CONSOLIDATED INCOME STATEMENTS

                                                      Three months ended September 30
                                                           2008               2007
                                                            RMB                RMB
ITEMS                                                   Million            Million

1.OPERATING INCOME                                      304,136            205,890
    Less: Cost of sales                                (191,108)          (124,366)
          Tax and levies on operations                  (36,192)           (18,827)
          Selling expenses                              (11,746)           (10,600)
          General and administrative expenses           (14,757)           (11,576)
          Finance expenses                                 (436)              (941)
          Asset impairment losses                        (5,703)                15
    Add:  Investment income                               1,848              1,033
                                                       --------           --------
2.OPERATING PROFIT                                       46,042             40,628
                                                       --------           --------
    Add:  Non-operating income                            9,111                423
    Less: Non-operating expenses                         (1,354)            (1,403)
                                                       --------           --------

3.PROFIT BEFORE TAXATION                                 53,799             39,648
    Less: Taxation                                      (10,417)            (8,940)
                                                       --------           --------

4.NET PROFIT                                             43,382             30,708
                                                       --------           --------
    Net profit attributable to equity                    38,247             29,014
      holders of the Company
    Minority interest                                     5,135              1,694

5.EARNINGS PER SHARE (BASED ON
    NET PROFIT ATTRIBUTABLE TO EQUITY
    HOLDERS OF THE COMPANY)
      Basic earnings per share (RMB)                       0.21               0.16
      Diluted earnings per share (RMB)                     0.21               0.16
                                                       ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

3-2. CONSOLIDATED INCOME STATEMENTS

                                                       Nine months ended September 30
                                                           2008               2007
                                                            RMB                RMB
ITEMS                                                   Million            Million

1.OPERATING INCOME                                      853,658            598,616
    Less: Cost of sales                                (552,395)          (347,506)
          Tax and levies on operations                  (98,083)           (45,680)
          Selling expenses                              (33,322)           (29,675)
          General and administrative expenses           (44,319)           (33,051)
          Finance expenses                               (1,884)            (2,597)
          Asset impairment losses                       (13,033)             2,332
    Add:  Investment income                               6,145              4,123
                                                       --------           --------

2.OPERATING PROFIT                                      116,767            146,562
                                                       --------           --------
    Add:  Non-operating income                           14,725              1,864
    Less: Non-operating expenses                         (4,487)            (2,484)
                                                       --------           --------

3.PROFIT BEFORE TAXATION                                127,005            145,942
    Less: Taxation                                      (28,326)           (34,937)
                                                       --------           --------

4.NET PROFIT                                             98,679            111,005
                                                       --------           --------
    Net profit attributable to equity                    86,602            104,896
      holders of the Company
    Minority interest                                    12,077              6,109

5.EARNINGS PER SHARE (BASED ON
    NET PROFIT ATTRIBUTABLE TO EQUITY
    HOLDERS OF THE COMPANY)
      Basic earnings per share (RMB)                       0.47               0.59
      Diluted earnings per share (RMB)                     0.47               0.59
                                                       ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

4-1. COMPANY INCOME STATEMENT

                                                      Three months ended September 30
                                                           2008               2007
                                                            RMB                RMB
ITEMS                                                   Million            Million

1.OPERATING INCOME                                      221,939            131,758
    Less: Cost of sales                                (167,656)           (89,709)
          Tax and levies on operations                  (21,354)           (11,483)
          Selling expenses                               (9,390)            (8,367)
          General and administrative expenses           (11,366)            (8,212)
          Finance expenses                                 (375)              (353)
          Asset impairment losses                        (5,684)                (4)
    Add:  Investment income                              21,391             15,800
                                                       --------           --------

2.OPERATING PROFIT                                       27,505             29,430
                                                       --------           --------
    Add:  Non-operating income                            8,270                332
    Less: Non-operating expenses                         (1,262)            (1,297)
                                                       --------           --------

3.PROFIT BEFORE TAXATION                                 34,513             28,465
    Less: Taxation                                           36                519
                                                       --------           --------

4.NET PROFIT                                             34,549             28,984
                                                       --------           --------

5.EARNINGS PER SHARE
    Basic earnings per share (RMB)                         0.19               0.16
    Diluted earnings per share (RMB)                       0.19               0.16
                                                       ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

4-2. COMPANY INCOME STATEMENT

                                                      Nine months ended September 30
                                                           2008               2007
                                                            RMB                RMB
ITEMS                                                   Million            Million

1.OPERATING INCOME                                      614,954            422,149
    Less: Cost of sales                                (478,156)          (285,029)
          Tax and levies on operations                  (58,484)           (27,741)
          Selling expenses                              (26,468)           (23,416)
          General and administrative expenses           (34,931)           (23,950)
          Finance expenses                                 (580)            (1,297)
          Asset impairment losses                       (12,999)             1,838
    Add:  Investment income                              65,495             46,204
                                                       --------           --------

2.OPERATING PROFIT                                       68,831            108,758
                                                       --------           --------
    Add:  Non-operating income                           12,876              1,188
    Less: Non-operating expenses                         (3,028)            (2,245)
                                                       --------           --------

3.PROFIT BEFORE TAXATION                                 78,679            107,701
    Less: Taxation                                        5,143             (5,269)
                                                       --------           --------

4.NET PROFIT                                             83,822            102,432
                                                       --------           --------

5.EARNINGS PER SHARE
    Basic earnings per share (RMB)                         0.46               0.57
    Diluted earnings per share (RMB)                       0.46               0.57
                                                       ========            =======



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

5.   CONSOLIDATED CASH FLOW STATEMENT

                                                                Nine months ended September 30
                                                                    2008                 2007
                                                                     RMB                  RMB
ITEMS                                                            Million              Million

1. CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from sales of goods and
      rendering of services                                      989,252              694,659
    Refund of taxes and levies                                     9,448                  722
    Cash received relating to other operating
      activities                                                   2,333                  508
                                                              ----------           ----------
SUB-TOTAL OF CASH INFLOWS                                      1,001,033              695,889
                                                              ----------           ----------
    Cash paid for goods and services                            (586,800)            (324,253)
    Cash paid to and on behalf of employees                      (47,452)             (32,947)
    Payments of taxes and levies                                (188,352)            (132,719)
    Cash paid relating to other operating activities             (28,566)             (37,527)
                                                              ----------           ----------
SUB-TOTAL OF CASH OUTFLOWS                                      (851,170)            (527,446)
                                                              ----------           ----------
NET CASH FLOWS FROM OPERATING ACTIVITIES                         149,863              168,443
                                                              ----------           ----------

2. CASH FLOWS FROM INVESTING ACTIVITIES
    Cash received from disposal of investments                     5,964                4,830
    Cash received from returns on investments                      5,020                2,111
    Net cash received from disposal of fixed
      assets, oil and gas properties, intangible
      assets and other long-term assets                              351                  562
                                                              ----------           ----------
SUB-TOTAL OF CASH INFLOWS                                         11,335                7,503
                                                              ----------           ----------
   Cash paid to acquire fixed assets, oil and gas
     properties, intangible assets and other long
     term assets                                                (130,242)            (100,731)
   Cash paid to acquire investments                                 (644)              (4,024)
     Including: Cash paid to purchase shares of
       listed subsidiaries                                             -                 (149)
                                                              ----------           ----------
SUB-TOTAL OF CASH OUTFLOWS                                      (130,886)            (104,755)
                                                              ----------           ----------
NET CASH FLOWS USED FOR INVESTING ACTIVITIES                    (119,551)             (97,252)
                                                              ----------           ----------

                                                           Nine months ended September 30
                                                                2008               2007
                                                                 RMB                RMB
ITEMS                                                        Million            Million
3. CASH FLOWS FROM FINANCING ACTIVITIES
    Cash received from capital contributions                   8,691              1,315
    Including: Cash received from minority
      shareholders' capital contributions to
      subsidiaries                                             8,691              1,315
    Cash received from borrowings                             71,540             44,884
    Cash received relating to other financing
      activities                                                  44                102
                                                            --------           --------
SUB-TOTAL OF CASH INFLOWS                                     80,275             46,301
                                                            --------           --------
    Cash repayments of borrowings                            (70,001)           (48,602)
    Cash payments for interest expenses and
      distribution of dividends or profits                   (34,534)           (69,019)
      Including: Subsidiaries' cash payments
        for distribution of dividends or profits
        to minority shareholders                              (3,065)            (5,220)
    Capital reduction                                         (2,420)                 -
    Cash payments relating to other financing
      activities                                                (204)              (185)
                                                            --------           --------
SUB-TOTAL OF CASH OUTFLOWS                                  (107,159)          (117,806)
                                                            --------           --------
NET CASH FLOWS USED FOR FINANCING ACTIVITIES                 (26,884)           (71,505)
                                                            --------           --------

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH
    AND CASH EQUIVALENTS                                         (25)               523
                                                            --------           --------

5. NET INCREASE IN CASH AND CASH
    EQUIVALENTS                                                3,403                209
                                                            --------           --------
    Add: Cash and cash equivalents at beginning of
      the period                                              65,494             48,559
                                                            --------           --------

6. CASH AND CASH EQUIVALENTS AT END OF THE PERIOD             68,897             48,768
                                                            ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

6.   COMPANY CASH FLOW STATEMENT

                                                         Nine months ended September 30
                                                              2008               2007
                                                               RMB                RMB
ITEMS                                                      Million            Million
1. CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from sales of goods and
      rendering of services                                740,990            493,196
    Refund of taxes and levies                               7,996                655
    Cash received relating to other operating
      activities                                             6,541              1,770
                                                          --------           --------
SUB-TOTAL OF CASH INFLOWS                                  755,527            495,621
                                                          --------           --------
    Cash paid for goods and services                      (545,809)          (277,573)
    Cash paid to and on behalf of employees                (37,593)           (24,793)
    Payments of taxes and levies                           (95,580)           (66,778)
    Cash paid relating to other operating
      activities                                           (13,080)           (22,025)
                                                          --------           --------
SUB-TOTAL OF CASH OUTFLOWS                                (692,062)          (391,169)
                                                          --------           --------
NET CASH FLOWS FROM OPERATING ACTIVITIES                    63,465            104,452
                                                          --------           --------

2. CASH FLOWS FROM INVESTING ACTIVITIES
    Cash received from disposal of investments               8,075              1,208
    Cash received from returns on investments               66,098             42,613
    Net cash received from disposal of fixed
      assets, oil and gas properties, intangible
      assets and other long-term assets                        242                142
                                                          --------           --------
SUB-TOTAL OF CASH INFLOWS                                   74,415             43,963
                                                          --------           --------
    Cash paid to acquire fixed assets, oil and
      gas properties, intangible assets and
      other long-term assets                              (103,989)           (80,403)
    Cash paid to acquire investments                       (22,287)            (3,975)
    Including: Cash paid to purchase shares of
      listed subsidiaries                                        -               (149)
                                                          --------           --------
SUB-TOTAL OF CASH OUTFLOWS                                (126,276)           (84,378)
                                                          --------           --------
NET CASH FLOWS USED FOR INVESTING ACTIVITIES               (51,861)           (40,415)
                                                          --------           --------

                                                           Nine months ended September 30
                                                                2008               2007
                                                                 RMB                RMB
ITEMS                                                        Million            Million
3. CASH FLOWS FROM FINANCING ACTIVITIES
    Cash received from capital contributions                       -                  -
    Cash received from borrowings                             52,018             35,191
    Cash received relating to other financing
      activities                                                  44                 62
                                                            --------           --------
SUB-TOTAL OF CASH INFLOWS                                     52,062             35,253
                                                            --------           --------
    Cash repayments of borrowings                            (37,406)           (35,327)
    Cash payments for interest expenses and
      distribution of dividends or profits                   (30,389)           (66,079)
    Cash payments relating to other financing
      activities                                                (191)               (96)
                                                            --------           --------
SUB-TOTAL OF CASH OUTFLOWS                                   (67,986)          (101,502)
                                                            --------           --------
NET CASH FLOWS USED FOR FINANCING ACTIVITIES                 (15,924)           (66,249)
                                                            --------           --------

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH
     AND CASH EQUIVALENTS                                          -                  -
                                                            --------           --------

5. NET (DECREASE)/INCREASE IN CASH AND CASH
     EQUIVALENTS                                              (4,320)            (2,212)
                                                            --------           --------
    Add:  Cash and cash equivalents at beginning
      of the period                                           60,332             45,029
                                                            --------           --------
6. CASH AND CASH EQUIVALENTS AT END OF THE PERIOD             56,012             42,817
                                                            ========           ========



--------------------         -----------------          ------------------------
       Chairman                   President              Chief Financial Officer
     Jiang Jiemin               Zhou Jiping                    Zhou Mingchun

C.   SIGNIFICANT DIFFERENCES BETWEEN CAS AND IFRS

The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

                                                                  Nine months ended September 30
                                                                       2008               2007
                                                      Notes     RMB million        RMB million

Consolidated profit for the period under IFRS                       105,964            119,620

Adjustments:
  Depletion of oil and gas properties                  (1)           (5,523)            (6,669)
  Adjustment of safety fund                            (2)           (3,826)                 -
  Deferred taxation                                    (3)            2,642             (1,718)
  Other                                                                (578)              (228)
                                                                   --------           --------
Consolidated profit for the period under CAS                         98,679            111,005
                                                                   ========           ========


                                                              September 30,      December 31,
                                                                       2008              2007
                                                      Notes     RMB million       RMB million

Consolidated shareholders' equity under IFRS                       853,284            776,347
Adjustments:
  Depletion of oil and gas properties                 (1)          (85,185)           (79,662)
  Adjustment of safety fund                           (2)           (7,385)            (3,559)
  Currency translation differences                                     141               (390)
  Deferred taxation                                   (3)           23,798             21,156
  Other                                                                601              1,179
                                                                  --------           --------
Consolidated shareholder's equity under CAS                        785,254            715,071
                                                                  ========           ========

     (1) Depletion of oil and gas properties is provided using the unit of production method under IFRS, while the straight-line method is used under CAS.

     (2) In accordance with the requirements of the "Temporary regulation for safety fund financial management of high risk industry" issued by the Ministry of Finance and State Administration of Work Safety of PRC, a safety fund has been accrued for the Group's oil and gas exploration, refinery and chemical production activities within the PRC from January 1, 2007. This safety fund has been recognised into the Group's income statement. As the Group does not have a specific utilisation plan for this accrued safety fund as at September 30, 2008, it has been reversed under IFRS.

     (3) Deferred taxation relating to the differences between IFRS and CAS.